Exhibit 99.1

ASX, Nasdaq and Media Release

October 24, 2022

Melbourne, Australia; 24 October 2022 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, is pleased to announce the appointment of Timothy E. Morris as Chief Financial Officer (CFO), effective 24 October 2022. Mr. Morris is a veteran pharmaceutical executive based in the U.S. with extensive industry experience leading financial teams of public and private biotechnology companies.  Mr. Morris’ accomplishments include raising over $2.5 billion in equity and convertible securities for seven companies and the completion of over 95 transactions.

“We are delighted to welcome Mr. Morris, whose more than 25 years CFO experience with public biotechnology companies will benefit Opthea as we prepare for Phase 3 trial results and advance pre-commercial activities,” commented Dr. Megan Baldwin, Chief Executive Officer and Managing Director of Opthea. “Mr. Morris has a proven track-record that includes financial management of companies that have successfully developed and commercialized small molecules, biologics, and cell therapy. His expertise in the field and extensive investor networks will further help to position Opthea as a globally recognized leader in ophthalmology.”

Mr. Morris commented “I’m thrilled to be a part of a global company poised to improve the lives of people suffering from retinal eye diseases. With the completion of the recent financing with Carlyle, Abingworth, and their development company Launch Therapeutics, I look forward to contributing my business skills, and leveraging my successful transaction and financing experience to build on the achievements the Opthea team has created so far in anticipation of completion of the ShORe and COAST pivotal Phase 3 studies.”

Mr. Morris has an extensive professional finance and accounting background in both public and private companies, including over 25 years in public biotechnology companies as CFO. He joins Opthea from Humanigen, Inc. where he served as Chief Operating Officer/Chief Financial Officer since his appointment in August 2020. Previously, Mr. Morris was Chief Financial Officer of Iovance Biotherapeutics which raised over US$1 billion in four offerings to fund expansion of the clinical development program, build manufacturing capability and to prepare for commercialization. During that time, the market capitalization of IOVA increased five times in three years.  Prior to IOVA, Mr. Morris was Chief Financial Officer of AcelRx Pharmaceuticals, VIVUS Inc., and Questcor Pharmaceuticals Inc.  He is currently on the Board of Directors of DBV Technologies S.A., Aquestive Therapeutics, Humanetics Corporation and Univercells S.A. Mr. Morris earned his Bachelor of Science in Business from California State University, Chico.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq: OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-Looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Opthea’s goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the expected enrollment of a significant number of patients for the trials, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302, the expected timing of Opthea’s Phase 3 program and trials, Opthea’s anticipated funding needs and cash runway, including following financing activities such as the non-dilutive financing transaction with Launch Tx, Opthea’s ability to meet its payment and other obligations under the agreement with Launch Tx, Opthea’s ability to draw the entire US$170 million of funding capacity under the agreement with Launch Tx in a timely manner or at all, Opthea’s ability to comply with its obligations under the agreement with Launch Tx, including minimum cash requirements and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development, including unexpected costs or delays in the clinical trial process, risks from the continuing COVID-19 pandemic, and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on September 29, 2022. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Source: Opthea Limited

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U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com